OFFER TO PURCHASE FOR CASH
9,275,000 SHARES OF COMMON STOCK
of
DIVIDEND CAPITAL TOTAL REALTY TRUST, INC.
at
$3.00 PER SHARE
by
STRATEGIC SHAREHOLDER LIQUIDITY FUND, LLC,
STRATEGIC SHAREHOLDER LIQUIDITY FUND OPERATOR, LLC,
STONERISE CAPITAL MANAGEMENT MASTER FUND, L.P., AND
HAROLD HOFER

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., EASTERN TIME, ON FRIDAY, OCTOBER 1, 2010, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”).

Strategic Shareholder Liquidity Fund, LLC, a Delaware limited liability company (“Purchaser”), is offering to purchase 9,275,000 shares of common stock, par value $0.01 per share (“Shares”), of Dividend Capital Total Realty Trust, Inc., a Maryland corporation (“Dividend Capital”), at a price of $3.00 per Share, less the amount of any dividend declared or made with respect to the Shares on or between the date of this Offer to Purchase and the Expiration Date, in cash (less any required withholding taxes and without interest) (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase (together with any amendments or supplements hereto, this “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with this Offer to Purchase, the “Offer”). Acquiring or influencing control of the business of Dividend Capital is not the purpose or one of the purposes of this Offer.

As of the date of this Offer to Purchase, none of Purchaser or any of its affiliates has any plans or proposals to acquire any additional Shares after the termination or expiration of the Offer. None of Purchaser or any of its affiliates has any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

THE OFFER TO PURCHASE IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. IF MORE THAN 9,275,000 SHARES ARE VALIDLY TENDERED AND NOT WITHDRAWN, PURCHASER WILL ACCEPT FOR PURCHASE 9,275,000 SHARES FROM TENDERING STOCKHOLDERS ON A PRO RATA BASIS, DISREGARDING FRACTIONS, SUBJECT TO THE TERMS AND CONDITIONS HEREIN AND IN THE LETTER OF TRANSMITTAL. A STOCKHOLDER MAY TENDER ANY OR ALL SHARES OWNED BY SUCH STOCKHOLDER.

The Offer is not subject to any financing condition. The Offer is subject to certain conditions contained in this Offer to Purchase. See Section 12, which sets forth in full the conditions to the Offer.

A summary of the principal terms of the Offer appears on pages 1 through 5 of this Offer to Purchase. You should read this entire document carefully before deciding whether to tender your Shares.

THIS OFFER TO PURCHASE AND THE ACCOMPANYING LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD READ BOTH CAREFULLY AND IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER.

August 11, 2010

IMPORTANT

Any stockholder desiring to tender all or any portion of such stockholder’s Shares should either (i) complete and sign the accompanying Letter of Transmittal in accordance with the instructions in the Letter of Transmittal and mail or deliver it together with any other documents required by the Letter of Transmittal to BNY Mellon Shareowner Services (the “Depositary”) at its address set forth on the back cover of this Offer to Purchase or (ii) request such stockholder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder. Any stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such stockholder desires to tender such Shares.

Questions or requests for assistance may be directed to BNY Mellon Shareowner Services (the “Information Agent”) at its address and telephone number set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase and the accompanying Letter of Transmittal may be directed to the Information Agent, and copies will be furnished promptly at Purchaser’s expense. Stockholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

THIS OFFER TO PURCHASE AND THE ACCOMPANYING LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD READ BOTH CAREFULLY AND IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER.

i

ii

SUMMARY TERM SHEET

Purchaser is offering to purchase 9,275,000 Shares of common stock, par value $0.01 per share, of Dividend Capital at a price of $3.00 per Share, less the amount of any dividend declared or made with respect to the Shares on or between the date of this Offer to Purchase and the Expiration Date, in cash (less any applicable withholding taxes and without interest), as further described herein, upon the terms and subject to the conditions set forth in this Offer to Purchase and the accompanying Letter of Transmittal. The following are some questions you, as a stockholder of Dividend Capital, may have and answers to those questions. This Summary Term Sheet highlights selected information from this Offer to Purchase. This Summary Term Sheet may not contain all of the information that is important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in this Offer to Purchase and the accompanying Letter of Transmittal. To better understand our Offer to you and for a complete description of the legal terms of the Offer, you should read this Offer to Purchase and the accompanying Letter of Transmittal carefully and in their entirety. Questions or requests for assistance may be directed to the Information Agent at its address and telephone number set forth on the back cover of this Offer to Purchase. Unless otherwise indicated in this Offer to Purchase or the context otherwise requires, all references in this Offer to Purchase to “Purchaser,” “we,” “us,” or “our” are to Purchaser.

WHO IS OFFERING TO BUY MY SECURITIES?

•	The Offer is by Strategic Shareholder Liquidity Fund, LLC, a recently formed Delaware limited liability company. Purchaser has been organized in connection with this Offer and has not carried on any activities other than activities in connection with this Offer. See Section 9.

•	The managing member of Purchaser is Strategic Shareholder Liquidity Fund Operator, LLC, a Delaware limited liability company (“Managing Member”). Managing Member and Stonerise Capital Management Master Fund, L.P., a Cayman Islands limited partnership (“Stonerise” and together with Managing Member, the “Members”) are all of the members of Purchaser.

•	None of Purchaser, the Members, or any of Purchaser’s or the Members’ affiliates is affiliated with Dividend Capital or its management.

WHAT ARE THE CLASSES AND AMOUNTS OF SECURITIES SOUGHT IN THIS OFFER?

•	Purchaser is seeking to purchase 9,275,000 shares of common stock, par value $0.01 per share, of Dividend Capital. See the Introduction and Section 2.

•	Dividend Capital reported that it had 184,338,393 Shares outstanding on May 7, 2010 in its Quarterly Report on Form 10-Q for March 31, 2010 filed with the Securities and Exchange Commission (the “Commission”) on May 14, 2010. As of the date of this Offer to Purchase, none of Purchaser, the Members or any of their respective affiliates owns any Shares. The 9,275,000 Shares subject to the Offer constitute approximately 5.0% of the outstanding Shares.

HOW MUCH IS PURCHASER OFFERING TO PAY AND WHAT IS THE FORM OF PAYMENT?

•	Purchaser is offering to pay $3.00 per Share, less the amount of any dividend declared or made with respect to the Shares on or between the date of this Offer to Purchase and the Expiration Date, in cash (less any applicable withholding taxes and without interest), upon the terms and subject to the conditions contained in this Offer to Purchase and in the accompanying Letter of Transmittal.

•	If you are the record owner of your Shares and you tender your Shares in the Offer, you will not have to pay any brokerage fees or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, your broker, dealer, commercial bank, trust company or other nominee may charge a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply.

WHAT IS THE MARKET VALUE OF MY SHARES AS OF A RECENT DATE?

•	The Shares do not have a readily ascertainable market value because there is no established market available for buying and selling your Shares. There is no public market for the Shares, and neither the stockholders of Dividend Capital nor Purchaser have any accurate means for determining the actual present value of the Shares. See Section 3.

•	Purchaser has formed an opinion on the value of the Shares in connection with setting the Offer Price. Please carefully review Section 1 which explains the Purchaser’s rationale, and the applicable limitations in the analysis, for its $3.00 per Share tender offer price.

HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER IN THE OFFER?

•	You will have at least until 5:00 p.m., Eastern Time, on Friday, October 1, 2010, to decide whether to tender your Shares in the Offer, unless Purchaser extends the Offer, in which event you will have until the expiration date of the Offer as so extended. See Section 2.

CAN THE OFFER BE EXTENDED, AND UNDER WHAT CIRCUMSTANCES?

•	Purchaser may, subject to applicable law, extend the period of time during which the Offer remains open.

•	A subsequent offering period will not be available after the Expiration Date.

HOW WILL I BE NOTIFIED IF THE OFFER IS EXTENDED?

•	If Purchaser extends the Offer, we will inform BNY Mellon Shareowner Services, the Depositary for this Offer, of that fact and will issue a press release giving the new expiration date no later than 9:00 a.m., Eastern Time, on the next business day after the day on which the Offer was previously scheduled to expire. See Section 2.

HOW DO I TENDER MY SHARES?

•	To tender Shares, you must deliver a completed Letter of Transmittal and any other documents required by the Letter of Transmittal to the Depositary not later than the time the Offer expires. The Letter of Transmittal is enclosed with this Offer to Purchase.

•	In all cases, payment for tendered Shares will be made only after (i) timely receipt by the Depositary of a properly completed and duly executed Letter of Transmittal and any other required documents for such Shares and (ii) confirmation from Dividend Capital’s transfer agent that the Shares will be transferred to Purchaser. See Sections 4 and 5.

WHAT WILL HAPPEN IF MORE THAN 9,275,000 SHARES ARE TENDERED?

•	If more than 9,275,000 Shares are validly tendered and not withdrawn, Purchaser will accept for purchase 9,275,000 Shares from tendering stockholders on a pro rata basis, disregarding fractions, subject to the terms and conditions of the Offer.

•	Regardless of whether more than 9,275,000 Shares are validly tendered and not withdrawn pursuant to the Offer, Purchaser has no present plans or proposals to acquire additional Shares after the termination or expiration of the Offer.

IF I ACCEPT THE OFFER, WHEN AND HOW WILL I GET PAID?

•	If Purchaser accepts your Shares for payment, subject to the terms and conditions of this Offer, we will pay you an amount equal to the number of Shares you tendered multiplied by $3.00, less the amount of any dividend declared or made with respect to the Shares on or between the date of this Offer to Purchase and the Expiration Date, in cash, without interest (and less any amounts required to be deducted and withheld under any applicable law) promptly following expiration of the Offer. See Sections 2 and 4. Also see Section 13.

UNTIL WHAT TIME CAN I WITHDRAW PREVIOUSLY TENDERED SHARES?

•	You may withdraw previously tendered Shares any time prior to the expiration of the Offer, and, unless we have accepted the Shares pursuant to the Offer, you may also withdraw any tendered Shares at any time after October 10, 2010.

HOW DO I WITHDRAW PREVIOUSLY TENDERED SHARES?

•	To withdraw previously tendered Shares, you must deliver a written notice of withdrawal with the required information to the Depositary while you still have the right to withdraw. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares. See Section 6.

WHY IS PURCHASER MAKING THIS OFFER?

•	Purchaser is making this Offer as a long-term investment with an intention of making a profit on its investment in the Shares. Dividend Capital disclosed in its Annual Report on Form 10-K for the year ended December 31, 2009, filed with the Commission on March 23, 2010, that it “presently intend[s] to effect a [l]iquidity [e]vent within 10 years from the date [it] commenced formal operations on April 3, 2006.” Purchaser is making this Offer in order to acquire Shares and hold them until Dividend Capital effects a liquidity event. Purchaser believes that real estate assets have declined in value over the past couple years and that if Purchaser is able to hold the Shares until (and if) Dividend Capital effects a liquidity event, then Purchaser may be able to make a profit on the sale of the Shares. See Section 10.

•	Acquiring or influencing control of the business of Dividend Capital is not the purpose or one of the purposes of this Offer. None of Purchaser, the Members or any of their respective affiliates has any present plans or proposals to acquire additional Shares after the termination or expiration of the Offer.

DO YOU HAVE FINANCIAL RESOURCES TO MAKE PAYMENT?

•	Yes. Purchaser has binding written capital commitments from each of the Members for sufficient funds to purchase the Shares in the Offer. Stonerise has more than sufficient cash on hand to fund its capital commitments to Purchaser. The Managing Member will fund its capital commitment to Purchaser with binding written capital commitments that each member of the Managing Member has made to the Managing Member. Each of the members of the Managing Member has more than sufficient cash on hand to fund its capital commitments to the Managing Member. The Offer is not conditioned upon entering into any financing arrangements. See Section 11.

WHAT ARE THE MOST SIGNIFICANT CONDITIONS OF THE OFFER?

•	The Offer is conditioned upon, among others, the following:

•	There not having been any occurrence, event, change, effect or development that, individually or in the aggregate, has had or is reasonably expected to result in any material adverse change to the business of Dividend Capital (as more fully described in Section 12).

•	Dividend Capital shall not have entered into or effectuated any agreement or transaction with any person or entity having the effect of impairing Purchaser’s ability to acquire the Shares (as more fully described in Section 12).

•	The Offer is subject to other conditions as well. A more detailed discussion of the conditions to consummation of the Offer is contained in Section 12.

•	Purchaser reserves the right, subject to applicable law, to waive any of the conditions to the Offer.

IS YOUR OFFER CONDITIONED UPON OBTAINING FINANCING?

•	No. The Offer is not conditioned upon entering into any financing arrangements. See Section 11.

IS YOUR FINANCIAL CONDITION RELEVANT TO MY DECISION TO TENDER IN THE OFFER?

•	No. Each of the Members have made binding written commitments to cause or arrange for Purchaser to have sufficient funds to purchase all Shares validly tendered and not properly withdrawn in the Offer. The Offer is not conditioned upon entering into any financing arrangements. See Section 11.

•	Purchaser has been organized solely in connection with this Offer and has not carried on any activities other than in connection with this Offer. Because the form of payment consists solely of cash and Purchaser is only seeking approximately 5.0% of the outstanding Shares and does not intend to influence or control the business of Dividend Capital, our financial condition is not relevant to your decision to tender in the Offer. See Section 11.

WHAT DOES DIVIDEND CAPITAL THINK OF THE OFFER?

•	Purchaser has not sought the approval or disapproval of Dividend Capital. Dividend Capital is required to make a recommendation to its stockholders within 10 business days of the earlier of the commencement of the Offer or the date on which Dividend Capital becomes aware of the Offer.

IF I DECIDE NOT TO TENDER, HOW WILL THE OFFER AFFECT MY SHARES?

•	Purchaser does not anticipate that Shares held by non-tendering stockholders will be affected by the Offer.

WHAT ARE THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE OFFER?

•	If you are a U.S. holder, the receipt of the Offer Price will be a taxable transaction for U.S. federal income tax purposes, and may also be a taxable transaction under applicable state, local, or foreign income or other tax laws. The Offer Price consists of a cash payment. Stockholders are urged to consult with their own tax advisors to determine the particular tax consequences to them (including the application and effect of any state, local or foreign income and other tax laws) of the Offer. For a more detailed explanation of the U.S. federal income tax considerations relevant to the Offer, see Section 7 — “Certain Material United States Federal Income Tax Considerations.”

WITH WHOM MAY I TALK IF I HAVE QUESTIONS ABOUT THE OFFER?

•	You can call the Information Agent toll-free at (866) 333-5987. See the back cover of this Offer to Purchase.

References to “dollars” and “$” in this Offer to Purchase shall be to United States dollars.

To All Holders of Shares of
DIVIDEND CAPITAL TOTAL REALTY TRUST, INC.

INTRODUCTION

Strategic Shareholder Liquidity Fund, LLC, a Delaware limited liability company (“Purchaser”), is offering to purchase 9,275,000 Shares of common stock, par value $0.01 per share (“Shares”), of Dividend Capital Total Realty Trust, Inc., a Maryland corporation (“Dividend Capital”), at a price of $3.00 per Share, less the amount of any dividend declared or made with respect to the Shares on or between the date of this Offer to Purchase and the Expiration Date (as defined below), in cash (less any required withholding taxes and without interest) (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase (together with any amendments or supplements hereto, this “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with this Offer to Purchase, the “Offer”).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., EASTERN TIME, ON FRIDAY,
OCTOBER 1, 2010, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS IT MAY BE
EXTENDED, THE “EXPIRATION DATE”).

If your Shares are registered in your name and you tender directly to the Depositary (as defined below), you will not be obligated to pay brokerage fees or commissions or, subject to Instruction 5 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares pursuant to the Offer. If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, your broker, dealer, commercial bank, trust company or other nominee may charge you a fee for doing so. You should check with your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges or commissions will apply. However, if you do not complete and sign the IRS Form W-9 that is provided with the Letter of Transmittal, or an IRS Form W-8BEN or other IRS Form W-8, as applicable, you may be subject to a required backup federal income tax withholding of 28% of the gross proceeds payable to you. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against your U.S. federal income tax liability. See Section 7 — “Certain Material U.S. Federal Income Tax Consequences of the Offer.” We will pay all charges and expenses of BNY Mellon Shareowner Services, the depositary for the Offer (the “Depositary”), and the information agent for the Offer (the “Information Agent”).

THE OFFER TO PURCHASE IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. IF MORE THAN 9,275,000 SHARES ARE VALIDLY TENDERED AND NOT WITHDRAWN, PURCHASER WILL ACCEPT FOR PURCHASE 9,275,000 SHARES FROM TENDERING STOCKHOLDERS ON A PRO RATA BASIS, DISREGARDING FRACTIONS, SUBJECT TO THE TERMS AND CONDITIONS HEREIN AND IN THE LETTER OF TRANSMITTAL. A STOCKHOLDER MAY TENDER ANY OR ALL SHARES OWNED BY SUCH STOCKHOLDER.

The Offer is conditioned upon, among others, the following:

•	There not having been any occurrence, event, change, effect or development that, individually or in the aggregate, has had or is reasonably expected to result in any material adverse change to the business of Dividend Capital (as more fully described in Section 12).

•	Dividend Capital shall not have entered into or effectuated any agreement or transaction with any person or entity having the effect of impairing Purchaser’s ability to acquire the Shares (as more fully described in Section 12).

The Offer is subject to other conditions as well. A more detailed discussion of the conditions to consummation of the Offer is contained in Section 12. Purchaser reserves the right, subject to applicable law, to waive any of the conditions to the Offer.

THE OFFER IS NOT CONDITIONED ON PURCHASER OBTAINING FINANCING.

Purchaser is making the Offer in order to make a long-term investment in the Shares. Acquiring or influencing control of the business of Dividend Capital is not the purpose or one of the purposes of this Offer. As of the date of this Offer to Purchase, none of Purchaser or any of its affiliates has any plans or proposals to acquire any additional Shares after the termination or expiration of the Offer.

None of Purchaser or any of its affiliates currently has any plans or proposals that relate to or would result in (a) the acquisition by any person of additional securities of Dividend Capital, or the disposition of securities of Dividend Capital, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Dividend Capital or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Dividend Capital or any of its subsidiaries; (d) any change in the present board of directors or management of Dividend Capital, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of Dividend Capital; (f) any other material change in Dividend Capital’s business or corporate structure including but not limited to, if Dividend Capital is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940, as amended; (g) changes in Dividend Capital’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Dividend Capital by any person; (h) causing a class of securities of Dividend Capital to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of Dividend Capital becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); or (j) any action similar to any of those enumerated above.

As of the date of this Offer to Purchase, Dividend Capital’s board of directors has not commented on the Offer. Within 10 business days after the date of the filing of this Offer to Purchase and the commencement of the Offer, Dividend Capital is required by Rule 14e-2 under the Exchange Act to publish, send or give to Dividend Capital’s stockholders (and file with the Securities and Exchange Commission (the “Commission”)) a statement that Dividend Capital (i) recommends acceptance or rejection of the Offer, (ii) expresses no opinion and remains neutral toward the Offer or (iii) has no opinion with respect to the Offer. Dividend Capital’s statement must also include the reasons for the position it takes (including describing why, if applicable, it has no opinion with respect to the Offer).

Purchaser may, subject to applicable law, extend the period of time during which the Offer remains open. Purchaser may extend the Offer whether or not any condition referred to in Section 12 has been satisfied or whether or not any of the events specified in Section 12 have occurred.

The Corporation had 184,338,393 Shares outstanding as of May 7, 2010, according to its Quarterly Report on Form 10-Q filed with the Commission on May 14, 2010. As of the date of this Offer to Purchase, none of Purchaser or any of its affiliates owns any Shares. The 9,275,000 Shares subject to the Offer constitutes approximately 5.0% of the outstanding Shares. Consummation of the Offer, if all Shares sought are tendered, would require payment by Purchaser of up to $27,825,000 in aggregate purchase price, which will be paid with funds that the members of Purchaser will provide to Purchaser. The members have made binding commitments to Purchaser in writing to cause or arrange for Purchaser to have sufficient funds in cash available to consummate the Offer. The Offer is not conditioned upon entering into any financing arrangements. See Section 11.

Purchaser expressly reserves the right, subject to applicable law, at any time and from time to time (but shall not be obligated), (i) to extend the period of time during which the Offer is open, (ii) upon the occurrence of any of the conditions specified in this Offer to Purchase and prior to the Expiration Date, to terminate the Offer and not accept for payment any Shares, and (iii) to amend the Offer in any respect prior to the Expiration Date. Notice of any such extension, termination, or amendment will promptly be disseminated to stockholders in a manner reasonably designed to inform stockholders of such change event. In the case of an extension of the Offer, such extension will be followed by a press release or public announcement which will be issued no later than 9:00 a.m., Eastern Time, on the next business day after the scheduled Expiration Date.

The Offer will expire at 5:00 p.m., Eastern Time, on Friday, October 1, 2010, unless the Offer is extended.

This Offer to Purchase and the related Letter of Transmittal contain important information and both documents should be read carefully and in their entirety before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Reasons to Consider Tendering Your Shares

The Purchaser’s determination of the tender offer price includes projections, assumptions and other predictive statements that represent the Purchaser’s assumptions and expectations in light of currently available information. These assumptions and expectations are based on Purchaser’s real estate investing experience, market conditions and other factors, and they involve risks, variables and uncertainties. Dividend Capital’s actual performance as well as the value of Dividend Capital’s assets and Shares may materially differ from Purchaser’s projections, assumptions and other predictive statements. Consequently, no guarantee is presented or implied as to the accuracy of specific projections, assumptions and other predictive statements (including, without limitation, the potential value of the Shares) contained herein.

The Purchaser has set the Offer Price at $3.00 per Share, less the amount of any dividends declared or made with respect to the Shares between August 11, 2010 and the Expiration Date. In determining the Offer Price, the Purchaser analyzed a number of qualitative and quantitative factors, including: (i) the lack of a market for resale of the Shares, and the resulting lack of liquidity of an investment in Dividend Capital, (ii) the estimated net asset value of Dividend Capital’s real estate assets, (iii) recent material events reported by Dividend Capital, and (iv) the costs to the Purchaser in acquiring the Shares.

The Offer Price represents the price at which the Purchaser is willing to purchase the Shares. The Purchaser arrived at the $3.00 per Share Offer Price by making some assumptions regarding Dividend Capital’s net asset value to form an opinion that each Share had a value of $4.70 (as described below). Due to the fact that stockholders have very few alternatives to sell their Shares, the Purchaser applied what Purchaser believes in its opinion to be an appropriate illiquidity discount to arrive at a $3.00 per Share Offer Price. In arriving at its opinion, Purchaser did not obtain any independent appraisal or valuation of Dividend Capital or its properties. No independent person has been retained to evaluate or render any opinion with respect to the fairness of the Offer Price and no representation is made by the Purchaser or any of its affiliates as to such fairness. Purchaser’s opinion of value is limited by the methodologies employed by the Purchaser to value the Shares and is inherently subjective. Other measures of value not discussed in this Offer or considered by the Purchaser may be important to stockholders. Stockholders are urged to consider carefully all of the information contained herein and consult with their own advisers, tax, financial or otherwise, in evaluating the terms of the Offer before deciding to tender Shares.

With very limited alternatives to sell Shares and with Dividend Capital not currently intending to effect a liquidity event for the Shares in the near term, you may want to consider selling Shares now rather than waiting for a potential future liquidity event. Dividend Capital has publicly stated that it intends to effect a liquidity event within ten years of its inception or April 3, 2016 but has given no assurance that such liquidity event will occur within that timeframe or at all. Stockholders who tender Shares will give up the opportunity to participate in any future benefits from the ownership of the Shares, including potential future dividends or the potential to sell the Shares in a future liquidity event, and the Offer Price payable to a tendering stockholder by the Purchaser may be less than the total amount which may otherwise be received by the tendering stockholder with respect to their Shares from Dividend Capital or a potential future liquidity event.

The Purchaser established the Offer Price with the intention of making a profit by holding onto the Shares until Dividend Capital effects a liquidity event. The Purchaser is seeking to purchase Shares as a long-term investment until Dividend Capital effects a liquidity event if at all.

The Purchaser believes you should consider selling your Shares for the following reasons:

•	There is a very limited opportunity for you to sell your Shares in Dividend Capital and this Offer to Purchase provides you with the potential to sell all or a portion of your Shares.

•	We believe that Dividend Capital’s share redemption program provides a very limited opportunity for stockholders to sell their Shares.

•	We believe that Dividend Capital’s share redemption program will continue to provide a very limited opportunity for stockholders to sell their Shares and may even be further limited in the future.

•	We formed the opinion that a net asset value of $4.70 per Share is an estimate of the value of your Shares and the $3.00 per Share Offer Price represents what Purchaser believes in its opinion to be an appropriate illiquidity discount applied to the assumed $4.70 per Share value.

•	We believe that Dividend Capital may reduce its annual dividend from $0.60 per Share. If the dividend is reduced, the number of Shares purchased pursuant to the share redemption program will be reduced and you may perceive the value of your Shares as reduced.

•	We believe our tender offer price of $3.00 per Share should be considered by stockholders who are looking for current liquidity.

i)	There is a very limited opportunity for you to sell your Shares in Dividend Capital and this Offer to Purchase provides you with the potential to sell all or a portion of your Shares.

When considering whether to tender your Shares, you should review Dividend Capital’s risk factor disclosure on share liquidity on page 29 of its 2009 10-K:

“There is very limited liquidity for our shares of common stock. If we do not effect a Liquidity Event, it will be very difficult for our stockholders to have liquidity for their investment in shares of our common stock.

On a limited basis, our stockholders may be able to redeem shares through our share redemption program. However, in the future we may also consider various forms of additional liquidity (a “Liquidity Event”) including but not limited to (i) listing our common stock on a national securities exchange (or the receipt by our stockholders of securities that are listed on a national securities exchange in exchange for our common stock); (ii) a sale or merger in a transaction that provides our stockholders with a combination of cash and/or securities of a publicly traded company; and (iii) a sale of all or substantially all of our real property and real estate securities assets for cash or other consideration. We presently intend to effect a Liquidity Event within 10 years from the date we commenced formal operations on April 3, 2006. However, there can be no assurance that we will effect a Liquidity Event within such time or at all. If we do not effect a Liquidity Event, it will be very difficult for our stockholders to have liquidity for their investment in shares of our common stock other than limited liquidity through our share redemption program. The current state of the credit markets has resulted in generally lower transaction volume in the broader real estate market and for us. In addition, and in light of market conditions, we have attempted to be prudent in the deployment of capital, which also has resulted in a slower pace of investments. As a result, we have been and may continue to be delayed in our ability to invest our capital in real property and other investments. This delay increases the chance that a Liquidity Event may be delayed beyond 10 years from the date we commenced formal operations.”

Essentially, you may either sell your Shares through Dividend Capital’s share redemption program or wait for a Liquidity Event (as defined above) which Dividend Capital has stated may or may not be completed prior to April 3, 2016. For stockholders who seek liquidity prior to the occurrence of a Liquidity Event in 2016 or later, the tender offer provides another way to sell their Shares.

ii)	We believe that Dividend Capital’s share redemption program provides a very limited opportunity for stockholders to sell their Shares.

We believe that the share redemption program provides a very limited opportunity for stockholders to sell their Shares and that the stockholder demand to sell Shares exceeds the number of Shares purchased by Dividend Capital in the share repurchase program.

In considering whether to utilize Dividend Capital’s share redemption program, you may want to consider Dividend Capital’s risk factor disclosure on page 30 of the 2009 10-K:

“Our stockholders are limited in their ability to sell our shares of common stock pursuant to our share redemption program, our stockholders may not be able to sell any of their shares of our common stock back to us and, if our stockholders do sell their shares, they may not receive the price they paid.

Our share redemption program may provide our stockholders with only a limited opportunity to have their Shares of common stock redeemed by us at a price equal to or at a discount from the purchase price of the Shares of our common stock being redeemed after our stockholders have held them for a minimum of one year. Our common stock may be redeemed on a quarterly basis. However, our share redemption program contains certain restrictions and limitations, including those relating to the number of Shares of our common stock that we can redeem at any given time and the redemption price. Specifically, we presently intend to limit the number of Shares to be redeemed during any calendar quarter to the lesser of (i) one-quarter of five percent of the number of Shares of common stock outstanding as of the date that is 12-months prior to the end of the current quarter, and (ii) the aggregate number of Shares sold pursuant to our DRIP Plan in the immediately preceding quarter, which amount may be less than the Aggregate Redemption Cap (as defined below). The lesser of the preceding limitations is referred to herein as the “Quarterly Redemption Cap.” Our board of directors retains the right, but is not obligated to, redeem additional Shares if, in its sole discretion, it determines that it is in our best interest to do so, provided that we will not redeem during any consecutive 12-month period more than five percent of the number of Shares of common stock outstanding at the beginning of such 12-month period (referred to herein as the “Aggregate Redemption Cap”, and together with the Quarterly Redemption Cap, the “Redemption Caps”), unless permitted to do so by applicable regulatory authorities. Our board of directors may also determine to further limit redemptions of our common stock where funds are needed for other business purposes. Our redemption of OP Units for cash pursuant to the Operating Partnership Agreement will further limit the funds we have available to redeem Shares of our common stock pursuant to our share redemption program. In addition, the board of directors reserves the right to reject any redemption request for any reason, or to amend or terminate the share redemption program at any time. Therefore, our stockholders may not have the opportunity to make a redemption request prior to a potential termination of the share redemption program and/or may not be able to sell any of their Shares of common stock back to us pursuant to our share redemption program. Any amendment, suspension or termination of our share redemption program will not affect the rights of holders of OP Units to cause us to redeem their OP Units for, at our sole discretion, Shares of our common stock, cash, or a combination of both pursuant to the Operating Partnership Agreement. Moreover, if our stockholders do sell their Shares of common stock back to us pursuant to the share redemption program, our stockholders may not receive the same price they paid for any Shares of our common stock being redeemed.

The board of directors, under certain circumstances only, may also increase the Aggregate Redemption Cap but, in any event, the number of Shares of our common stock that we may redeem will be limited by the funds available from purchases pursuant to our DRIP Plan, cash on hand, cash available from borrowings and cash from liquidations of debt related or securities investments as of the end of the applicable quarter.

During the first, second, third and fourth quarters of 2009, we received requests to redeem approximately 6.1 million, 5.7 million, 5.6 million and 7.2 million Shares of common stock, respectively, which exceeded our first, second, third and fourth quarter 2009 Redemption Caps of approximately 853,000, 1.3 million, 1.4 million and 1.3 million Shares of common stock, respectively. Based on application of the Redemption Caps, we redeemed, on a pro rata basis, approximately 13.9%, 22.8%, 25.2% and 18.0%, respectively, of the Shares each stockholder requested to be redeemed for the first, second, third and fourth quarters of 2009, respectively.”

In addition to the results of Dividend Capital’s share redemption program for 2009 disclosed in the paragraph immediately above, Dividend Capital disclosed on two Form 8-K’s filed with the SEC that for the first quarter of 2010, 7.7 million Shares were submitted for redemption but Dividend Capital was only able to redeem 1.1 million Shares; and for the second quarter of 2010, 9.2 million Shares were submitted for redemption (which is approximately 5.0% of total outstanding Shares as well the approximate number of Shares being sought for purchase in the tender offer) but Dividend Capital was only able to purchase 1.1 million Shares. Redemption demand during the most recently completed fiscal quarter (the second quarter of 2010) exceeded redemption capacity by 8.1 million Shares, or by a factor of 8.4 times capacity.

The following chart shows the number of Shares submitted for redemption and the applicable redemption cap during 2009 and the first two fiscal quarters of 2010:

Recent Dividend Capital Redemption History
millions of shares

During the last four calendar quarters, stockholder demand to redeem Shares has increased by 64% and Dividend Capital’s capacity to redeem Shares has decreased by 21%.

iii)	We believe that Dividend Capital’s share redemption program will continue to provide a very limited opportunity for stockholders to sell their Shares and may even be further limited in the future.

Dividend Capital’s share redemption program during any calendar quarter has recently been limited to the lesser of (i) one-quarter of five percent of the number of shares of common stock outstanding as of the date that is 12-months prior to the end of the current quarter, and (ii) the aggregate number of shares sold pursuant to Dividend Capital’s Distribution Reinvestment Plan (“DRIP Plan”) in the immediately preceding quarter.

The DRIP Plan permits Dividend Capital stockholders to purchase additional Shares for $9.50 per Share rather than receive cash dividends. Thus, in lieu of cash dividends, a stockholder may elect to reinvest the dividends in additional Shares at a price of $9.50 per Share. Therefore, there are two factors in determining the number of Shares purchased through the DRIP Plan: (i) the number of stockholders who elect to purchase Shares rather than receive cash dividends and (ii) the aggregate amount of the dividend. We believe, as discussed below, that it is likely that fewer stockholders will elect to purchase Shares in the DRIP Plan and that Dividend Capital may reduce the amount of the annual dividend.

We believe that fewer stockholders will participate in the DRIP Plan in the near term, thus further limiting Dividend Capital’s stockholders’ ability to redeem their Shares, for the following reasons:

•	We believe that with the current real estate market conditions, stockholders will be less willing to purchase Shares for $9.50 per Share rather than receive cash dividends. As less stockholders purchase Shares in the DRIP Plan, the number of Shares that Dividend Capital could purchase in the share redemption program may be directly reduced. We believe that stockholders will view $9.50 per Share as too high of a price in light of Dividend Capital’s disclosed book value of $6.59 per Share at March 31, 2010 (as disclosed in Dividend Capital’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 (“Q1 2010 10-Q”)). In addition, as discussed in (iv) below, we believe that market conditions would value Dividend Capital’s assets at less than book value at approximately $4.70 per Share. We believe that some stockholders will view either book value or our opinion on net asset value as more indicative of per Share value than $9.50.

•	As discussed in more detail under (v) below, we believe that Dividend Capital will reduce its annual dividend from $0.60 per Share. If our belief is correct and the quarterly dividend is reduced, then the number of Shares that can be redeemed by Dividend Capital pursuant to the share repurchase program would be reduced.

iv)  We formed the opinion that a net asset value of $4.70 per Share is an estimate of the value of your Shares.

Due to the fact that all of Dividend Capital’s real estate assets have been purchased within the last four years, we believe that book value may be a rational starting point for considering the value of a Share. In the absence of a public market for the Shares, we believe that book value provides some relevant information which can be adjusted to form an opinion on the value of the Shares.

In examining book value as an indicator of market value, we considered the current real estate market conditions to determine whether any adjustments should be made to book value. Based on Dividend Capital’s public filings, we determined that 57% of Dividend Capital’s real estate assets as of March 31, 2010 (with the percentage based on original purchase prices) were purchased in 2007. With the benefit of hindsight, we assumed that the real estate assets purchased in 2007 were purchased at prices higher than could be obtained in the current market conditions. Further, we analyzed Dividend Capital’s real property assets including property types, sizes, occupancies and locations. Using this analysis, we formed the opinion that in the current market conditions, it was likely that Dividend Capital’s real estate assets would have a market value based on a capitalization rate of 9%. In arriving at our opinion as to the applicable capitalization rate, we did not obtain any independent survey of the capitalization rates realized in completed transactions and our opinion may not reflect the terms of actual transactions completed in the future in the relevant real estate market.

We believe that applying a market capitalization rate to the annualized net operating income being generated by Dividend Capital’s real estate assets provides a good indication of the market value of such real estate assets. Thus, by dividing the annualized net operating income of the real estate assets by the assumed market capitalization rate of 9%, we were able to form an opinion on the net asset value per Share.

We formed the opinion that Dividend Capital’s net asset value of its real estate assets was 24% less than the book value at March 31, 2010 as disclosed in the Q1 2010 10-Q. Please note that Dividend Capital does not disclose a net asset value and our opinion was based on the information available to us and assumptions made based on our real estate investing experience.

By assuming a reduction of 24% in the book value of Dividend Capital’s book value of the real estate assets as shown on the March 31, 2010 balance sheet as disclosed in the Q1 2010 10-Q, we arrived at a net asset value of $4.70 per Share at March 31, 2010.

The net asset value we arrived at in our opinion does not represent the fair value of the assets determined in accordance with Generally Accepted Accounting Principles. We did not have access to complete information concerning leases, occupancy rates and credit worthiness of tenants, which may factor into a valuation of Dividend Capital’s capital properties in a sale to a third party and produce a value that is higher than we determined in connection with our calculation of net asset value.

The following balance sheet shows the adjustment to Dividend Capital’s March 31, 2010 balance sheet by applying a net asset value rather than book value.

NET ASSET VALUE PER SHARE
CALCULATION

Annualized Q1 2010 Net Operating Income Generated from Dividend Capital’s Investments in Real Property

(Source: Form 10-Q for period ending March 31, 2010)

Annualized

Rental Revenue	$155,564,000
Straight Line Rent Adjustments	(4,116,000)
Above/below market lease amortization, net	(2,328,000)
Rental Expenses	(44,124,000)

Real Property Net Operating Income (“NOI”)	$104,996,000

Dividend Capital’s Assets, Liabilities and Shareholder Equity

	Dividend Capital		Purchaser’s
	Form 10-Q		Tender
	Balance Sheet	Cap	Offer	Cap	%
	Mar. 31, 2010	Rate(1)	Valuation	Rate	Diff.

Assets
Total net investments in real property	$1,524,121,000	6.9%	$1,165,331,976	9.0%	(24)%
Investment in unconsolidated JV	17,386,000		17,386,000		0%
Investments in real estate securities	83,206,000		83,206,000		0%
Debt related investments, net	137,551,000		137,551,000		0%
Cash and Cash equivalents	488,928,000		488,928,000		0%
Restricted cash	29,603,000		29,603,000		0%
Other assets, net	37,819,000		37,819,000		0%

Total Assets	$2,318,614,000		$1,959,824,976		(15)%
Liabilities
Mortgage notes	(826,520,000)		(826,520,000)		0%
Other secured borrowings	(5,400,000)		(5,400,000)		0%
Financing obligations	(109,150,000)		(109,150,000)		0%
Accts pay + accrued exp	(41,050,000)		(41,050,000)		0%
Intangible lease liabilities, net	(53,659,000)		(53,659,000)		0%
Other Liabilities	(31,223,000)		(31,223,000)		0%

TOTAL	(1,067,002,000)		(1,067,002,000)		0%
Total Equity	$1,251,612,000		$892,822,976		(29)%
Per Share or Share Equivalent	$6.59		$4.70		(29)%

(1)	Cap Rates refers to the capitalization rate which is the ratio between the net operating income produced by an income producing asset and its current market value. This ratio is commonly used in the real estate industry to estimate the current value of an income producing property based on estimated future operating income. In other words, taking the net operating income from a real estate asset and dividing it by the capitalization rate would yield the approximate current value of the real estate asset.

v)	We believe that Dividend Capital may reduce its annual dividend from $0.60 per Share. If the dividend is reduced, the number of Shares purchased pursuant to the share redemption program will be reduced and you may perceive the value of your Shares as reduced.

Dividend Capital is currently paying a dividend equal to $0.60 per share per year. Dividend Capital states on page 32 of its Q1 2010 10-Q: “Our long-term goal is to fund the payment of quarterly distributions to investors entirely from our operations. There can be no assurance that we will achieve this goal.”

Dividend Capital’s stated goal is to fund quarterly distributions from operations. Many real estate investment trusts utilize funds from operations (“FFO”), as a supplemental financial measure of a company’s operating performance. Dividend Capital discloses an adjusted FFO metric which it defines as “Company-Defined FFO”. As stated on page 27 of the Q1 2010 10-Q, “[o]ur primary objective for Company-Defined FFO is to provide investors with a supplemental earnings metric that indicates the performance of our operations before certain non-cash charges, non-operating and other items that management believes affects the comparability of our operating results from period to period.”

In analyzing Dividend Capital’s financial performance and the magnitude of its annual dividend, we formed the opinion that Company-Defined FFO was a useful metric in determining how much of the annual dividend was paid from cash from operations rather than cash on hand, investment proceeds or borrowing. Although Company-Defined FFO is disclosed by Dividend Capital and used by us to form our opinion, we encourage you to read Dividend Capital’s entire financial report.

During the first quarter of 2010, Dividend Capital paid a dividend of $0.15 per share. During the same period, Dividend Capital reported that its Company-Defined FFO per share-basic and diluted was $0.07 (see page 27 of Q1 2010 10-Q). One of Dividend Capital’s measures of operating performance, Company-Defined FFO, indicated that during the first quarter of 2010, Company-Defined FFO was only sufficient to pay $0.07 of the $0.15 per share dividend paid during the period.

Another reason why we believe that Dividend Capital will reduce its dividend is the anticipated economic impact of Dividend Capital’s recent acquisition of a portfolio of 32 office and industrial properties (the “NOIP Portfolio”). Please review the Q1 2010 10-Q and Dividend Capital’s Form 8-K filed with the SEC on June 30, 2010 for additional information on the NOIP Portfolio.

Dividend Capital has not yet disclosed pro forma financial information showing the effect of the acquisition of the NOIP Portfolio. However, in the Q1 2010 10-Q, in anticipation of completing the acquisition, Dividend Capital included the following risk factor:

“The potential acquisition of the NOIP Portfolio would cause us to use the majority of our cash on hand and significantly increase our level of indebtedness, which will have an adverse impact on our liquidity, and may adversely impact our ability to obtain additional financing at reasonable terms.

We anticipate that we will use the majority of our cash on hand and incur significant indebtedness to acquire the NOIP Portfolio, resulting in significantly increased debt levels. The use of debt to fund the acquisition of the NOIP Portfolio may have an adverse impact on our liquidity and cause us to place more reliance on cash flow from operations and other sources for our liquidity. If our cash flow from operations is not sufficient for our needs, our business could be adversely affected and could ultimately affect our ability to make distributions to our stockholders. If we are required to seek additional external financing to support our need for cash to fund our operating expenses and other obligations, we may not have access to financing on terms that are acceptable to us, or at all. Alternatively, we may feel compelled to access additional financing on terms that are dilutive to existing holders of our common stock or that include covenants that restrict our business, or both. If the recent lack of liquidity in credit markets persists into the future, our ability to obtain debt financing for our operating expenses and other obligations may be impaired.”

We believe that the significant increases in debt levels and depletion of the majority of Dividend Capital’s cash on hand will cause Dividend Capital to pay dividends solely from cash generated by its operations as expressed as Company-Defined FFO. As stated above, Company-Defined FFO was only sufficient to pay 50% of the dividend paid during the first quarter of 2010, and we believe Dividend Capital may reduce its dividend to a level that can be funded entirely from Company-Defined FFO. We also believe that in the future, Dividend Capital will not distribute 100% of Company-Defined FFO but will retain some Company-Defined FFO as cash reserves for future non-recurring and/or unanticipated financial needs.

Dividend Capital has not disclosed the prospective impact of the NOIP Portfolio acquisition upon Company-Defined FFO. However, the cash down payment for the purchase of the NOIP Portfolio, as reported by Dividend Capital, was $491 million which is equal to 30% of the $1,649 million net proceeds from shares sold by Dividend Capital as reported in the Q1 2010 10-Q. Note also that current Company-Defined FFO, or $.07 per share for Q1 2010, was generated by 70% of net proceeds already invested by Dividend Capital.

vi)	We believe our tender offer price of $3.00 per Share should be considered by stockholders who are looking for current liquidity.

You may have a desire to liquidate your investment in Dividend Capital. If you seek liquidity and are willing to sell at $3.00 per Share, then we invite you to tender your shares.

2.	Terms of the Offer

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered (and not withdrawn in accordance with the procedures set forth in Section 6) on or prior to the Expiration Date. The term “Expiration Date” means 5:00 p.m., Eastern Time, on Friday, October 1, 2010, unless Purchaser has extended the initial offering period of the Offer, in which event the term “Expiration Date” will mean the latest time and date at which the offering period of the Offer, as so extended by Purchaser, will expire.

Purchaser may, subject to applicable law, extend the period of time during which the Offer remains open. A subsequent offering period will not be available after the Expiration Date.

The Offer is subject to the conditions set forth under Section 12. Purchaser expressly reserves the right, subject to the applicable rules and regulations of the Commission, to waive any condition of the Offer. Purchaser expressly reserves the right to make any changes to the terms and conditions of the Offer (subject to any obligation to extend the Offer pursuant to the applicable rules and regulations of the Commission), including, without limitation, with respect to increasing or decreasing the price per Share payable in the Offer. Purchaser does not anticipate and has no reason to believe that any condition or event will occur that would prevent Purchaser from purchasing Shares tendered in the Offer.

Subject to the applicable rules of the Commission and the terms and conditions of the Offer, Purchaser expressly reserves the right, at any time and from time to time (i) to delay payment for Shares in order to comply in whole or in part with applicable laws (any such delay shall be effected in compliance with Rule 14e-1(c) under the Exchange Act, which requires Purchaser to pay the consideration offered or to return Shares deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer), (ii) to extend or terminate the Offer and not to accept for payment or pay for any Shares not theretofore accepted for payment or paid if any of the conditions referred to in Section 12 have not been satisfied or if any event specified in Section 12 has occurred and (iii) to amend the Offer or to waive any conditions to the Offer, in each case by giving oral or written notice of such delay, termination, waiver or amendment to the Depositary and by promptly making a public announcement thereof.

Any extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof, which, in the case of an extension, will be made no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law (including Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes), and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release or other announcement.

Purchaser acknowledges that Rule 14e-1(c) under the Exchange Act requires Purchaser to pay the consideration offered or return the Shares tendered promptly after the termination or withdrawal of the Offer.

If Purchaser makes a material change in the terms of the Offer, or if Purchaser waives a material condition to the Offer, Purchaser will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an Offer must remain open following material changes in the terms of the Offer, other than a change in price or a change in the percentage of securities sought, will depend upon the facts and circumstances, including the materiality of the changes. In contrast, a minimum 10-business day period from the date of such change is generally required to allow for adequate dissemination of new information to stockholders in connection with a change in price or, subject to certain limitations, a change in the percentage of securities sought.

If we decide, subject to applicable law, to increase (or decrease) the consideration offered in the Offer to holders of Shares and if, at the time that notice of the increase (or decrease) is first published, sent or given to holders of Shares, the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that such notice is first so published, sent or given, then the Offer will be extended until at least the expiration of 10 business days from the date the notice of the increase (or decrease) is first published, sent or given to holders of Shares.

For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or a Federal holiday, and consists of the time period from 12:01 a.m. through 12:00 Midnight, Eastern Time.

Subject to applicable law, we may increase the Offer Price payable in the Offer. If we increase the consideration being paid for Shares accepted for payment in the Offer on or before the Expiration Date, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

During any extension of the initial offering period pursuant to the paragraphs above, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to withdrawal rights. See Section 6 — “Withdrawal Rights.”

We expressly reserve the right, subject to applicable law, to not accept for payment any Shares if, at the Expiration Date, any of the conditions to the Offer set forth in Section 12 — “Conditions of the Offer” have not been satisfied or upon the occurrence of any of the events set forth in Section 12.

A request is being made to Dividend Capital pursuant to Rule 14d-5 under the Exchange Act for the use of Dividend Capital’s stockholder lists and security position listings for the purpose of disseminating the Offer to stockholders. Upon compliance by Dividend Capital with this request, this Offer to Purchase, the Letter of Transmittal and all other relevant materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on Dividend Capital’s stockholders lists, or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares by Purchaser or, if it so elects, the materials will be mailed by Dividend Capital.

3.	Market Price of Shares

The Shares do not have a readily ascertainable market value because there is no established market available for buying and selling your Shares. There is no public market for the Shares, and neither the stockholders of Dividend Capital nor Purchaser have any accurate means for determining the actual present value of the Shares.

For various purposes, as described in Dividend Capital’s Annual Report on Form 10-K for the year ended December 31, 2009, filed with the Commission on March 23, 2010 (the “2009 10-K”), Dividend Capital estimated the value of the Shares to be $10.00 per Share as of December 31, 2009. Dividend Capital stated that “the basis for this valuation is the fact that, for most of the year ended December 31, 2009, [Dividend Capital was] conducting a public offering of our Shares at the price of $10.00 per share to third-party investors through arm’s length transactions and, as of December 31, 2009, [Dividend Capital was] conducting a public offering of Shares pursuant to its distribution reinvestment plan.” (See 2009 10-K).

Dividend Capital heeds: “there is no public trading market for our Shares at this time and, if such a market did exist, there is no assurance that stockholders would be able to receive $10.00 per share for their Shares of our common stock. Moreover, we have not performed an appraisal of our investments, principally our generally illiquid real property and debt related investments, which comprise substantially all of our net investment portfolio. As such, any estimated value of our Shares at this time is not based upon an appraised value of our investments, nor does it reflect the impact of the recent adverse and severe changes in global economic and capital market conditions since 2007 or the amount stockholders would receive if our assets were sold and the proceeds were distributed in a liquidation.” (See 2009 10-K).

Dividend Capital also states: ‘‘[i]n the normal course and in the absence of other factors affecting current and future values of our existing and prospective investments, our aggregate net asset value would generally be expected to be less than the proceeds of our public offerings due to the payment of fees and expenses related to the distribution of our Shares and the acquisitions of assets and, therefore, our $10.00 per share public offering price may not be the best indicator of the value of Shares purchased as a long-term, income-producing investment. In addition, we may conduct additional public offerings of our common stock.” (See 2009 10-K).

4.	Acceptance for Payment and Payment for Shares

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), promptly after the Expiration Date, we will accept for payment, purchase and pay for, all Shares validly tendered, and not properly withdrawn, prior to the Expiration Date.

The Offer to Purchase is not conditioned upon any minimum number of Shares being tendered. If more than 9,275,000 Shares are validly tendered and not withdrawn, Purchaser will accept for Purchase 9,275,000 Shares from tendering Stockholders on a pro rata basis, disregarding fractions, subject to the terms and conditions herein and in the Letter of Transmittal. A Stockholder may tender any or all Shares owned by such Stockholder.

In all cases, Purchaser will pay for Shares tendered and accepted for payment pursuant to the Offer only after (i) timely receipt by the Depositary of the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees, any other documents required under the Letter of Transmittal and any other documents requested by Depositary and (ii) confirmation from Dividend Capital’s transfer agent that the Shares will be transferred to Purchaser.

Section 6.8.3 of Dividend Capital’s Fifth Articles of Amendment and Restatement states in part that “no sale or transfer of Shares will be permitted of less than $2,000.” Dividend Capital may use this provision to prohibit the transfer of certain Shares to Purchaser.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Purchaser will accept Shares validly tendered and not properly withdrawn promptly after confirmation from Dividend Capital’s transfer agent that the Shares will be transferred to Purchaser. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. Under no circumstances will Purchaser pay interest on the purchase price for Shares, regardless of any extension of the Offer or other delay in making such payment. If we increase the consideration to be paid for Shares pursuant to the Offer, we will pay such increased consideration for all Shares purchased pursuant to the Offer.

5.	Procedures for Tendering Shares

In order for a holder of Shares validly to tender Shares pursuant to the Offer, the Depositary must receive, prior to the Expiration Date, the Letter of Transmittal properly completed and duly executed, together with any required signature guarantees and any other documents required by the Letter of Transmittal, at one of its addresses set forth on the back cover of this Offer to Purchase.

THE METHOD OF DELIVERY OF ALL REQUIRED DOCUMENTS IS AT THE OPTION AND RISK OF THE TENDERING STOCKHOLDER, AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

Signature Guarantees.  A signature guarantee is required on a Letter of Transmittal unless Shares are tendered for the account of a financial institution that is a member of the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program, the Stock Exchanges Medallion Program or by any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (each of the foregoing being referred to as an “Eligible Institution”). In all other cases, all signatures on Letters of Transmittal must be guaranteed by an Eligible Institution.

Other Requirements.  We will pay for Shares validly tendered pursuant to the Offer, and not properly withdrawn, prior to the Expiration Date only after (i) timely receipt by the Depositary of (a) a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees, (b) any other documents required by the Letter of Transmittal or requested by the Depositary and (ii) confirmation from Dividend Capital’s transfer agent that the Shares will be transferred to Purchaser. Under no circumstances will we pay interest on the purchase price of Shares, regardless of any extension of the Offer or any delay in making such payment.

Binding Agreement.  Our acceptance for payment of Shares tendered pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer.

Appointment as Proxy.  By executing the Letter of Transmittal, a tendering stockholder irrevocably appoints designees of Purchaser as such stockholder’s agents, attorneys-in-fact and proxies, each with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser (and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of this Offer to Purchase). All such powers of attorney and proxies shall be considered irrevocable and coupled with an interest in the tendered Shares (and such other Shares and securities). Such appointment will be effective when, and only to the extent that, Purchaser accepts such Shares for payment. Upon appointment, all prior powers of attorney and proxies given by such stockholder with respect to such Shares (and such other Shares and securities) will be revoked, without further action, and no subsequent powers of attorney or proxies may be given nor any subsequent written consent executed by such stockholder (and, if given or executed, will not be deemed to be effective) with respect thereto. The designees of Purchaser will, with respect to the Shares (and such other Shares and securities) for which the appointment is effective, be empowered to exercise all voting, consent and other rights of such stockholder as they in their discretion may deem proper at any annual or special meeting of Dividend Capital’s stockholders or any adjournment or postponement thereof, by written consent in lieu of any such meeting or otherwise. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser’s acceptance of Shares for payment, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares (and such other Shares and securities).

Determination of Validity.  Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding to the fullest extent permitted by law. All questions as to the form of documents and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser, in its sole reasonable discretion, which determination shall be final and binding. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance of or payment for which may, in the opinion of its counsel, be unlawful. Purchaser also reserves the absolute right to waive any condition of the Offer to the extent permitted by applicable law or any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of Purchaser, or any of its affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

A tender of Shares pursuant to any of the procedures described above will constitute the tendering stockholder’s acceptance of the terms and conditions of the Offer, as well as the tendering stockholder’s representation and warranty to Purchaser that (i) such stockholder owns the tendered Shares (and any and all other Shares or other securities issued or issuable in respect of such Shares), (ii) the tender complies with Rule 14e-4 under the Exchange Act, (iii) such stockholder has the full power and authority to tender, sell, assign and transfer the tendered Shares (and any and all other Shares or other securities issued or issuable in respect of such Shares), and (iv) when the same are accepted for payment by Purchaser, Purchaser will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims.

6.	Withdrawal Rights

Tenders of Shares made pursuant to the Offer are irrevocable except that such Shares may be withdrawn at any time prior to the Expiration Date and, unless such Shares have been accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after October 10, 2010. If Purchaser elects to extend the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in this Section 6. Any such delay will be by an extension of the Offer to the extent required by law.

For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. Unless the Shares have been tendered by or for the account of an Eligible Institution, the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date by following one of the procedures described in Section 5.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, whose determination will be final and binding. None of Purchaser, or any of its affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

7.	Certain Material U.S. Federal Income Tax Consequences of the Offer

The following is a summary of certain material U.S. federal income tax considerations relevant to the Offer applicable to Dividend Capital stockholders whose Shares are tendered and accepted for payment pursuant to the Offer. This summary is based upon existing U.S. federal income tax law, which is subject to change or differing interpretations (possibly with retroactive effect). This summary does not address all aspects of U.S. federal income taxation which may be relevant to particular Dividend Capital stockholders in light of their individual investment circumstances, such as stockholders subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers and tax-exempt organizations) or to stockholders who acquired Shares in connection with stock option, stock purchase or restricted stock plans or in other compensatory transactions, or as part of a straddle, hedge, conversion, constructive sale or other integrated security transaction for U.S. federal income tax purposes, all of whom may be subject to tax rules that differ significantly from those discussed below.

This summary does not discuss any U.S. federal income tax considerations relevant to Dividend Capital stockholders who are not “U.S. holders” (as defined below), other than certain matters described in the section “Information Reporting and Backup Withholding.” If you are not a U.S. holder you should consult with your tax advisor as to the U.S. federal, state, local, and foreign tax laws applicable to the Offer. This summary is limited to Dividend Capital stockholders who hold their Shares as “capital assets” (generally, property held for investment) under the Internal Revenue Code of 1986, as amended (the “Code”). You are urged to consult your tax advisor regarding the U.S. federal income tax considerations relevant to the Offer, as well as the effects of state, local, and foreign tax laws.

For purposes of this summary, a “U.S. holder” is an Dividend Capital stockholder that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States; (ii) a corporation or other entity taxable as a corporation that is created in, or organized under the law of, the United States or any state or political subdivision thereof; (iii) an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or (iv) a trust, (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as U.S. person under the Code.

If a partnership holds Shares, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership that holds Shares, you should consult your tax advisor regarding the tax considerations relevant to the Offer.

This discussion is for general information only and should not be construed as tax advice. It is a summary and does not purport to be a comprehensive analysis or description of all potential U.S. federal income tax consequences of the Offer. We urge you to consult your tax advisor with respect to the particular U.S. federal, state, and local, or foreign tax consequences of the Offer to you.

General

The receipt of the Offer Price by a U.S. holder whose Shares are tendered and accepted for payment pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. A U.S. holder will recognize gain or loss in an amount equal to the difference between the total consideration received under the Offer to Purchase and the tendered Shares and the adjusted tax basis in the tendered Shares. Such gain or loss will be U.S. source capital gain or loss and will be a long-term capital gain or loss if your holding period for the Shares exceeds one year. Long-term capital gains recognized by non-corporate U.S. holders are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

Information reporting to the Internal Revenue Service (the “IRS”) generally will be required with respect to payments of the Offer Price to holders other than corporations and other exempt recipients. In addition, under the “backup withholding” provisions of the United States federal income tax laws, the Depositary may be required to withhold a portion of the amount of payments made to certain holders pursuant to the Offer. To prevent U.S. federal income tax backup withholding with respect to payments, a U.S. holder must provide the Depositary with such holder’s correct taxpayer identification number (“TIN”) and certify that such holder is not subject to backup withholding by completing the IRS Form W-9 in the Letter of Transmittal. Certain holders (including, among others, all corporations and certain foreign individuals and entities) may not be subject to backup withholding. If a holder does not provide its correct TIN or fails to provide the certifications described above, the IRS may impose a penalty on the holder, and payments to the holder pursuant to the Offer may be subject to backup withholding. All U.S. holders should complete and sign the IRS Form W-9 included in the Letter of Transmittal to provide the information necessary to avoid backup withholding. Foreign stockholders should complete and sign the appropriate Form W-8 (a copy of which may be obtained from the Information Agent) to avoid backup withholding. Such stockholders should consult a tax advisor to determine which Form W-8 is appropriate. See Instruction 8 of the Letter of Transmittal.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. holder’s United States federal income tax liability provided the required information is timely furnished to the IRS.

8.	Certain Information Concerning Dividend Capital

Dividend Capital’s principal executive offices are located at 518 Seventeenth Street, 17th Floor, Denver, Colorado 80202. Dividend Capital’s telephone number is (303) 228-2200.

Dividend Capital reported that it had 184,338,393 Shares outstanding on May 7, 2010 in its Quarterly Report on Form 10-Q for March 31, 2010 filed with the Commission on May 14, 2010.

Business.  The following description of Dividend Capital and its business has been taken from the 2009 10-K, and is qualified in its entirety by reference to such report. Dividend Capital operates in a manner intended to qualify as a real estate investment trust (“REIT”) for federal income tax purposes, commencing with the taxable year ended December 31, 2006, when it first elected REIT status. Dividend Capital utilizes an Umbrella Partnership Real Estate Investment Trust (“UPREIT”) organizational structure to hold all or substantially all of its assets through its operating partnership, Dividend Capital Total Realty Operating Partnership, L.P. (the “Operating Partnership”). Furthermore, Dividend Capital’s Operating Partnership wholly owns a taxable REIT subsidiary, DCTRT Leasing Corp., through which it executes certain business transactions that might otherwise have an adverse impact on Dividend Capital’s status as a REIT if such business transactions were to occur directly or indirectly through the Operating Partnership. Dividend Capital has invested in a diverse portfolio of real properties, debt related investments and real estate securities. Dividend Capital primarily seeks to invest in real property consisting of office, industrial, retail, multifamily, hospitality and other properties, primarily located in North America. Additionally, Dividend Capital has invested in certain debt related investments, including originating and participating in mortgage loans secured by real estate, junior portions of first mortgages on commercial properties, mezzanine debt and other related investments and real estate securities, including securities issued by other real estate companies, commercial mortgage-backed securities, and commercial real estate collateralized debt obligations.

Sources of Information.  Except as otherwise set forth herein, the information concerning Dividend Capital contained in this Offer to Purchase has been based upon publicly available documents and records on file with the Commission and other public sources. Although we have no knowledge that any such information contains any misstatements or omissions, none of Purchaser or any of its affiliates or assigns, the Information Agent or the Depositary assumes responsibility for the accuracy or completeness of the information concerning Dividend Capital contained in such documents and records or for any failure by Dividend Capital to disclose events which may have occurred or may affect the significance or accuracy of any such information.

Available Information.  Dividend Capital is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Information as of particular dates concerning Dividend Capital’s directors and officers, their remuneration, stock options granted to them, the principal holders of Dividend Capital’s securities and any material interest of such persons in transactions with Dividend Capital is required to be disclosed in proxy statements distributed to Dividend Capital’s stockholders and filed with the Commission. Such reports, proxy statements and other information should be available for inspection at the public reference room at the Commission’s office at 100 F Street, NE, Washington, DC 20549. Copies may be obtained by mail, upon payment of the Commission’s customary charges, by writing to its principal office at 100 F Street, NE, Washington, DC 20549. Further information on the operation of the Commission’s Public Reference Room in Washington, DC can be obtained by calling the Commission at 1-800-SEC-0330. The Commission also maintains an Internet web site that contains reports, proxy statements and other information about issuers, such as Dividend Capital.

9.	Certain Information Concerning Purchaser

Purchaser.  Purchaser is a Delaware limited liability company and, to date, has engaged in no activities other than those incident to its formation and to the Offer. The principal executive offices of Purchaser are located at 3501 Jamboree Road, Suite 500, Newport Beach, California 92660. Purchaser’s telephone number is (949) 275-2658. Strategic Shareholder Liquidity Fund Operator, LLC, a Delaware limited liability company, and Stonerise consist of all of the members of Purchaser (collectively, the “Members”).

Managing Member.  The managing member of Purchaser is Strategic Shareholder Liquidity Fund Operator, LLC, a Delaware limited liability company (the “Managing Member”). As of the date of this Offer to Purchase, the Managing Member has not engaged in any activities other than those incident to its formation and to the Offer. The principal executive offices of the Managing Member are located at 3501 Jamboree Road, Suite 500, Newport Beach, California 92660. The Managing Member’s telephone number is (949) 275-2658. The managing member of the Managing Member is Harold Hofer. Opportunity Investment Fund I, LLC, a Delaware limited liability company (“Opportunity Investment”) and Harold Hofer consist of all of the members of the Managing Member.

Opportunity Investment.  Opportunity Investment is a Delaware limited liability company whose principal business is real estate investments. As an investor in real estate, Opportunity Investment has a minority interest in several real estate operating partnerships. The principal executive offices of Opportunity Investment are located at 3501 Jamboree Road, Suite 500, Newport Beach, California 92660. Opportunity Investment’s telephone number is (949) 275-2658. Ray Wirta owns 100% of the outstanding interests of Opportunity Investment.

Stonerise.  Stonerise is a Cayman Islands limited partnership engaged in the business of investments. The principal executive offices of Stonerise are located at 44 Montgomery Street, Suite 2000, San Francisco, California 94104. Stonerise’s telephone number is (415) 772-1907.

General Partner of Stonerise.  The general partner of Stonerise is Stonerise Capital Management, LLC, a Delaware general partnership (the “General Partner”). The general partner is engaged in the business of managing investments. The principal executive offices of Stonerise are located at 44 Montgomery Street, Suite 2000, San Francisco, California 94104. The General partner’s telephone number is (415) 772-1907. The General Partner is controlled by Jeff Cozad, Jose Medeiros, and John Walker.

Additional Information.  The name, business address and telephone number, citizenship, present principal occupation and employment history for the past five years of each of Harold Hofer, Ray Wirta, Jeff Cozad, Jose Medeiros, and John Walker (collectively, the “Natural Persons”) are set forth in Exhibit A to this Offer to Purchase.

None of Purchaser, the Members, Opportunity Investment, the General Partner or any of the Natural Persons is affiliated with Dividend Capital or its management. There has been no transaction between any of Purchaser, the Members, Opportunity Investment, the General Partner or any of the Natural Persons and Dividend Capital during the last two years.

As of the date of this Offer to Purchase, none of Purchaser, the Members, Opportunity Investment, the General Partner or any of the Natural Persons owns any Shares. The 9,275,000 Shares subject to the Offer constitutes approximately 5.0% of the outstanding Shares (based on 184,338,393 Shares reported by Dividend Capital as outstanding on May 7, 2010 in its Quarterly Report on Form 10-Q for March 31, 2010 filed with the Commission on May 14, 2010).

None of Purchaser, the Members, Opportunity Investment, the General Partner or any of the Natural Persons, has during the last five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws or a finding of any violation of U.S. federal or state securities laws.

Purchaser does not believe its financial condition is relevant to your decision whether to tender your Shares and accept the Offer because (a) the Offer is being made solely for cash; (b) the Offer is not subject to any financing condition; and (c) the Members will cause or arrange for Purchaser to have sufficient funds to purchase all Shares validly tendered and not properly withdrawn in the Offer.

10.	Purpose of the Offer

Purchaser is making this Offer as a long-term investment with an intention of making a profit on its investment in the Shares. Dividend Capital has disclosed that it intends to consider various forms of additional liquidity in the Shares and it intends to effect a liquidity event within ten years of its inception or April 3, 2016 but has given no assurance that such liquidity event will occur within that time frame or at all. Purchaser is making this Offer in order to acquire Shares and hold them until Dividend Capital effects a liquidity event. Purchaser believes that real estate assets have declined in value over the past couple years and that if Purchaser is able to hold the Shares until (if) Dividend Capital effects a liquidity event, then Purchaser may be able to make a profit on the sale of the Shares.

Acquiring or influencing control of the business of Dividend Capital is not the purpose or one of the purposes of this Offer. None of Purchaser, the Members, Opportunity Investment, the General Partner or any of the Natural Persons has any present plans or proposals to acquire additional Shares after the termination or expiration of the Offer.

None of Purchaser, the Members, Opportunity Investment, the General Partner or any of the Natural Persons has any present plans, proposals or negotiations that relate to or would result in: (a) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Dividend Capital or any of its subsidiaries; (b) any purchase, sale or transfer of a material amount of assets of Dividend Capital or any of its subsidiaries; (c) any material change in the present dividend rate or policy, or indebtedness or capitalization of Dividend Capital; (d) any change in the present board of directors or management of Dividend Capital, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer; (e) any other material change in Dividend Capital’s corporate structure or business, including, if Dividend Capital is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote would be required by Section 13 of the Investment Company Act of 1940, as amended; or (f) any class of equity securities of Dividend Capital to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotations system operated by a national securities association; or any class of equity securities of Dividend Capital becoming eligible for termination of registration under section 12(g)(4) of the Exchange Act.

None of Purchaser, the Members, Opportunity Investment, the General Partner or any of the Natural Persons has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of Dividend Capital, or the disposition of securities of Dividend Capital; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Dividend Capital or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Dividend Capital or any of its subsidiaries; (d) any change in the present board of directors or management of Dividend Capital, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of Dividend Capital; (f) any other material change in Dividend Capital’s business or corporate structure including but not limited to, if Dividend Capital is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940; (g) changes in Dividend Capital’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Dividend Capital by any person; (h) causing a class of securities of Dividend Capital to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of Dividend Capital becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

The Offer is not made with any current view toward or plan or purpose of acquiring Shares in a series of successive and periodic offers. Nevertheless, Purchaser reserves the right to gauge the response to this solicitation, and, if not successful in purchasing 9,275,000 Shares pursuant to this Offer, may consider future offers.

11.	Source of Funds

The total amount of funds required by Purchaser to consummate the Offer (including to pay for Shares and to pay fees and expenses) is estimated to be approximately $28,025,000. Purchaser has binding written capital commitments from each of the Members for sufficient funds to purchase the Shares in the Offer. The Offer is not conditioned upon Purchaser’s ability to finance the purchase of Shares pursuant to the Offer.

Stonerise has made a binding written capital commitment to pay 90% of the aggregate consideration to be paid by Purchaser to the tendering stockholders in the Offer, which amount shall not exceed $25,042,500, plus 90% of the aggregate costs and fees incurred by the Purchaser in consummating the Offer. Stonerise has more than sufficient cash on hand to fund its capital commitments to Purchaser.

Managing Member has made a binding written capital commitment to pay 10% of the aggregate consideration to be paid by Purchaser to the tendering stockholders in the Offer, which amount shall not exceed $2,782,500, plus 10% of the aggregate costs and fees incurred by the Purchaser in consummating the Offer. The Managing Member will fund its capital commitment to Purchaser with binding written capital commitments that each of the members of the Managing Member has made to the Managing Member. Each of the members of the Managing Member have more than sufficient cash on hand to fund its capital commitments to the Managing Member.

The Offer is not conditioned upon entering into any financing arrangements. The Members have made binding commitments to Purchaser in writing to cause or arrange for Purchaser to have sufficient funds in cash available to consummate such transactions.

We do not believe that our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because (a) the Offer is being made solely for cash, (b) the Offer is not subject to any financing condition, (c) the Members will cause or arrange for Purchaser to have, sufficient funds to purchase all Shares validly tendered and not properly withdrawn in the Offer and (d) following the Purchase of Shares, Purchaser does not intend to influence or control the business of Dividend Capital. For the same reason we do not believe that financial condition of the Members, the General Partner or the Natural Persons is relevant to your decision whether to tender your Shares.

12.	Conditions of the Offer

Notwithstanding any other provision of the Offer and in addition to (and not in limitation of) Purchaser’s right to extend and amend the Offer at any time, subject to applicable law, Purchaser shall not be required to accept for payment any Shares tendered pursuant to the Offer, shall not be required to make any payment for Shares accepted for payment, and may extend, terminate or amend the Offer, if, at any time on or after the date of this Offer to Purchase and prior to the Expiration Date, any of the following events or facts shall have occurred or shall exist:

(a) there shall have been threatened, instituted or be pending any litigation, suit, claim, action, proceeding or investigation before any supra-national, national, state, provincial, municipal or local government, governmental, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal, or judicial or arbitral body (a “Governmental Authority”): (i) challenging or seeking to, or which, in the judgment of Purchaser, is reasonably likely to, make illegal, delay, or otherwise, directly or indirectly, restrain or prohibit or make more costly, or in which there are allegations of any violation of law, rule or regulation relating to, the making of or terms of the Offer or the provisions of this Offer to Purchase or the making of the Offer, or the acceptance for payment of, or payment for, any or all of the Shares by Purchaser, (ii) seeking to require divestiture by Purchaser or any affiliate of Purchaser of any Shares, (iii) imposing or seeking to impose any condition to the Offer which is unacceptable to Purchaser, (iv) which in the reasonable judgment of Purchaser could otherwise prevent, adversely affect or materially delay consummation of the Offer;

(b) there shall have been action taken or any statute, rule, regulation, judgment, order, decree, injunction, legislation or interpretation enacted, promulgated, amended, threatened, instituted, entered, enforced, proposed, issued or deemed, or which becomes, applicable to (i) Dividend Capital or any subsidiary or affiliate of Purchaser or (ii) the Offer or the acceptance for payment of or the payment for Shares by any U.S. or non-U.S. legislative body or Governmental Authority with appropriate jurisdiction, other than the routine application of the waiting period provisions of any applicable Antitrust Law to the Offer, that in the reasonable judgment of Purchaser might result, directly or indirectly, in any of the consequences referred to in clauses (i) through (iv) of paragraph (a) above;

(c) any event, condition, circumstance, change or effect (or any development involving a prospective change) shall have occurred or be threatened that, individually or in the aggregate with any other events, condition, development, circumstances, changes and effects occurring after the date of this Offer to Purchase is or may be, in the reasonable judgment of Purchaser, materially adverse to the business, properties, condition (financial or otherwise), assets (including leases), liabilities, capitalization, stockholders’ equity, licenses, franchises, permits, permit applications, revenues, operations, results of operations or prospects of Dividend Capital or any of its affiliates or Purchaser becomes aware of any fact that, in its reasonable judgment, has or may have material adverse significance with respect to either the value of Dividend Capital or any of its affiliates or the value of the Shares to Purchaser or any of its affiliates;

(d) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States (excluding suspensions or limitations resulting solely from physical damage or interference with any such exchange or market not related to market conditions), (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks by Federal or state authorities in the United States, (iii) any limitation (whether or not mandatory) by any governmental authority or agency on, or other event which, in the reasonable judgment of Purchaser, might materially adversely affect, the extension of credit by banks or other lending institutions, (iv) commencement of a war, armed hostilities or the occurrence of any other national or international calamity directly or indirectly involving the United States or any attack on, or outbreak or act of terrorism involving, the United States, (v) a material change (or development or threatened development involving a prospective material change) in the United States dollar or any other currency exchange rates or a suspension of, or limitation on, the markets therefor, (vi) any change or development in the general political, market, economic or financial conditions in the United States or abroad that could, individually or in the aggregate, in the reasonable judgment of Purchaser, have a material adverse effect on the business, properties, assets, liabilities, capitalization, stockholders’ equity, condition (financial or otherwise), operations, licenses, franchises, results of operations or prospects of Dividend Capital or any of its affiliates or the value of the Shares or (vii) in the case of any of the foregoing existing at the time of commencement of the Offer, a material acceleration or worsening thereof;

(e) (i) a tender or exchange offer for any Shares has been publicly proposed to be made or has been made by another person (including Dividend Capital or any of its subsidiaries or affiliates), or has been publicly disclosed, (ii) any person or group which, on or prior to the date of this Offer to Purchase, had filed such a Schedule with the Commission has acquired or proposes to acquire beneficial ownership of additional shares of any class or series of capital stock of Dividend Capital through the acquisition of stock, the formation of a group or otherwise, constituting 1% or more of any such class or series, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of additional shares of any class or series of capital stock of Dividend Capital constituting 1% or more of any such class or series, (iii) any person or group has entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender or exchange offer of some or all of the Shares or a merger, consolidation or other business combination with or involving Dividend Capital or any of its subsidiaries, (iv) any person has filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (or amended a prior filing to increase the applicable threshold set forth therein), made a pre-merger notification under any other applicable Antitrust Law or made a public announcement reflecting an intent to acquire Dividend Capital or any assets, securities or subsidiaries of Dividend Capital, or (v) Dividend Capital or any of its subsidiaries has (A) granted to any person proposing a merger or other business combination with or involving Dividend Capital or any of its subsidiaries or the purchase of securities or assets of Dividend Capital or any of its subsidiaries any type of option, warrant or right which, in Purchaser’s judgment, constitutes a “lock-up” device (including, without limitation, a right to acquire or receive any Shares or other securities, assets or business of Dividend Capital or any of its subsidiaries) or (B) paid or agreed to pay any cash or other consideration to any party in connection with or in any way related to any such business combination or purchase.

The foregoing conditions are for the sole benefit of Purchaser and may be asserted by Purchaser regardless of the circumstances giving rise to any such condition (unless arising as a result of any action or inaction on the part of Purchaser, or any affiliate of Purchaser to the extent that, under applicable law, such action or inaction prohibits an assertion that such condition has not been satisfied) or may be waived by Purchaser in whole or in part at any time and from time to time prior to the expiration of the Offer subject to applicable law. To the extent Purchaser waives a condition set forth in Section 12 with respect to one tender, Purchaser will waive that condition with respect to all other tenders. The failure by Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time at any time prior to the expiration of the Offer. Any determination by Purchaser concerning any condition or event described in this Section 12 shall be final and binding on all parties to the fullest extent permitted by law.

Purchaser does not anticipate and has no reason to believe that any condition or event will occur that would prevent Purchaser from purchasing Shares tendered in the Offer.

13.	Dividends and Distributions

If, on or after the date of this Offer to Purchase, Dividend Capital should, during the pendency of the Offer, (i) split, combine or otherwise change the Shares or its capitalization, (ii) acquire or otherwise cause a reduction in the number of outstanding Shares or (iii) issue or sell any additional Shares (other than Shares issued pursuant to and in accordance with the terms in effect on the date of this Offer to Purchase of employee stock options or stock units outstanding prior to such date), shares of any other class or series of capital stock of Dividend Capital or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), of Dividend Capital, then, without prejudice to Purchaser’s rights under Section 12, Purchaser may make such adjustments to the purchase price and other terms of the Offer (including the number and type of securities to be purchased) as it deems appropriate in its sole reasonable discretion to reflect such split, combination or other change.

If, on or after the date of this Offer to Purchase, Dividend Capital should declare, set aside, make or pay any dividend, including, without limitation, any regular quarterly cash dividend, on the Shares or make any other distribution (including the issuance of additional shares of capital stock pursuant to a stock dividend or stock split, the issuance of other securities or the issuance of rights for the purchase of any securities) with respect to the Shares that is payable or distributable to stockholders of record on a date prior to the transfer to the name of Purchaser or its nominee or transferee on Dividend Capital’s stock transfer records of the Shares purchased pursuant to the Offer, then, without prejudice to Purchaser’s rights under Section 12, (i) the purchase price per Share payable by Purchaser pursuant to the Offer will be reduced to the extent any such dividend or distribution is payable in cash and (ii) any non-cash dividend, distribution or right shall be received and held by the tendering stockholder for the account of Purchaser and will be required to be promptly remitted and transferred by each tendering stockholder to the Depositary for the account of Purchaser, accompanied by appropriate documentation of transfer. Pending such remittance and subject to applicable law, Purchaser will be entitled to all the rights and privileges as owner of any such non-cash dividend, distribution or right and may withhold the entire purchase price or deduct from the purchase price the amount or value thereof, as determined by Purchaser in its sole reasonable discretion.

14.	Certain Legal Matters

General.  Except as otherwise set forth in this Offer to Purchase, based on Purchaser’s review of publicly available filings by Dividend Capital with the Commission and other information regarding Dividend Capital, Purchaser is not aware of any licenses or other regulatory permits that appear to be material to the business of Dividend Capital and that might be adversely affected by the acquisition of Shares by Purchaser pursuant to the Offer or of any approval or action by any governmental, administrative or regulatory agency or authority which would be required for the acquisition or ownership of Shares by Purchaser pursuant to the Offer. In addition, Purchaser is not aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency that would be required for Purchaser’s acquisition or ownership of the Shares. Should any such approval or other action be required, Purchaser currently expects that such approval or action would be sought or taken. There can be no assurance that any such approval or action, if needed, would be obtained or, if obtained, that it will be obtained without substantial conditions; and there can be no assurance that, in the event that such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Dividend Capital’s business or that certain parts of Dividend Capital’s business might not have to be disposed of or held separate. In such an event, we may not be required to purchase any Shares in the Offer. See Section 12 — “Conditions of the Offer.”

15.	Fees and Expenses

We have retained the Depositary and the Information Agent in connection with the Offer. Each of the Depositary and the Information Agent will receive customary compensation, reimbursement for reasonable out-of-pocket expenses, and indemnification against certain liabilities in connection with the Offer, including liabilities under the federal securities laws.

As part of the services included in such retention, the Information Agent may contact holders of Shares by personal interview, mail, telephone, telex, telegraph and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders of Shares.

Except as set forth above, we will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will upon request be reimbursed by us for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers.

16.	Miscellaneous

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. We are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, we cannot comply with the state statute, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that state.

The Offer does not constitute a solicitation of proxies for any meeting of Dividend Capital’s stockholders.

No person has been authorized to give any information or make any representation on behalf of Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized. Neither delivery of this Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of Purchaser, Dividend Capital or any of their respective affiliates since the date as of which information is furnished or the date of this Offer to Purchase.

STRATEGIC SHAREHOLDER LIQUIDITY FUND, LLC

August 11, 2010

EXHIBIT A

INFORMATION CONCERNING
NATURAL PERSONS

•	Harold Hofer. Mr. Hofer’s business address is 3501 Jamboree Road, Suite 500, Newport Beach, California 92660. Mr. Hofer’s business telephone number is (949) 275-2658. Harold Hofer is an investment manager for Roca LLC and Nexregen, LLC. Mr. Hofer is a citizen of the United States. Mr. Hofer has been employed as an investment manager of Roca LLC since 2006. The address for Roca LLC is 3501 Jamboree Road, Suite 500, Newport Beach, California 92660. Mr. Hofer has been employed as an investment manager of Nexregen, LLC since 2006. The address for Nexregen, LLC is 3501 Jamboree Road, Suite 500, Newport Beach, California 92660. Prior to 2006 and since 1997, Mr. Hofer was a private investor in real estate and real estate securities. Neither Roca LLC nor Nexregen, LLC, directly or indirectly, is a participant in this Offer.

•	Ray Wirta. Mr. Wirta’s business address is 3501 Jamboree Road, Suite 500, Newport Beach, California 92660. Mr. Wirta’s business telephone number is (949) 275-2658. Mr. Wirta is a citizen of the United States. Mr. Wirta is the Chief Executive Officer of the Koll Company of Newport Beach, California. The address of the Koll Company is 4343 Von Karman Avenue, Newport Beach, California 92660. Mr. Wirta has been the Chief Executive Officer of the Koll Company since November 2009. Mr. Wirta also currently serves as Vice Chairman of CB Richard Ellis, the world’s largest real estate services company (“CBRE”). The address for CBRE is 11150 Santa Monica Boulevard, Suite 1600, Los Angeles, California 90025. Mr. Wirta currently serves as CBRE’s Vice Chairman and has served in that position since June 2005. Mr. Wirta served as CBRE’s Chief Executive Officer from June 1999 to May 2005. Mr. Wirta is involved in this Offer as an individual solely to make a long-term investment in Dividend Capital. Neither the Koll Company nor CBRE, directly or indirectly, is a participant in this Offer.

•	Jeff Cozad. Mr. Cozad’s business address is 44 Montgomery Street, Suite 2000, San Francisco, California 94104. Mr. Cozad’s business telephone number is (415) 772-1907. Jeff Cozad co-founded the General Partner in 2007. From 2000 to 2006, Mr. Cozad was a Partner at Blum Capital Partners where he was a member of the investment team and the firm’s Management and Finance Committees. The address for Blum Capital Partners is 909 Montgomery Street, Suite 400, San Francisco, California 94133. Mr. Cozad is a citizen of the United States.

•	Jose Medeiros. Mr. Medeiros’s business address is 44 Montgomery Street, Suite 2000, San Francisco, California 94104. Mr. Medeiros’s business telephone number is (415) 772-1907. Jose Medeiros co-founded the General Partner in 2007. From 1998 to 2006, Mr. Medeiros was a Partner at Blum Capital Partners where he was a member of the firm’s Investment Committee. The address for Blum Capital Partners is 909 Montgomery Street, Suite 400, San Francisco, California 94133. Mr. Medeiros is a citizen of Brazil.

•	John Walker. Mr. Walker’s business address is 44 Montgomery Street, Suite 2000, San Francisco, California 94104. Mr. Walker’s business telephone number is (415) 772-1907. John Walker co-founded the General Partner in 2007. From 1997 to 2006, Mr. Walker was a Partner at Blum Capital Partners where he was a member of the firm’s Investment Committee. The address for Blum Capital Partners is 909 Montgomery Street, Suite 400, San Francisco, California 94133. Mr. Walker is a citizen of the United States.

The Letter of Transmittal and any other required documents should be sent by each stockholder of Dividend Capital or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

The Depositary for the Offer is:

BNY Mellon Shareowner Services

If delivering by Registered or Certified Mail:	If delivering by Overnight Courier or by hand:

BNY Mellon Shareowner Services P.O. Box 3301 South Hackensack, NJ 07606	BNY Mellon Shareowner Services Attn: Corporate Actions Department, 27th Floor 480 Washington Boulevard Jersey City, NJ 07310

Any questions or requests for assistance may be directed to the Information Agent at its telephone number and location listed below. Requests for additional copies of this Offer to
Purchase and the Letter of Transmittal may be directed to the Information Agent at its telephone number and location listed below. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, NJ 07310
Attn: Corporate Actions Department, 27th Floor

CALL TOLL-FREE (866) 333-5987